David L. Ridenour (202) 339-8560 dridenour@orrick.com

August 5, 2014

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Barclays Dryrock Issuance Trust Barclays Dryrock Funding LLC Barclays Bank Delaware Form S-3 Registration Statement

Dear Ms. Hsu:

Enclosed for your review are three (3) courtesy copies of the Registration Statement on Form S-3 for the Barclays Dryrock Issuance Trust (the “Trust”), which was filed electronically through the EDGAR system on August 5, 2014. This Form S-3 is being filed pursuant Rule 415(a)(6) and relates to securities previously registered, but which remain unsold, under a registration statement on Form S-3 (File nos. 333-182087, 333-182087-01, 333-185087-02), initially filed on June 13, 2012, which became effective on October 5, 2012.

Should you have any questions or require additional information, please do not hesitate to contact me at (202) 339-8560.

Sincerely, /s/ David L. Ridenour David L. Ridenour

Enclosures